1/8/15

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
REGISTRATIONS BRANCH
19

15045063

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-29471~~

8-27543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trevor, Cole, Reid & Mouroe, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

641 Lexington Ave, 15th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Agisim (212)634-6447
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb P.A.
(Name - if individual, state last, first, middle name)

432 Park Ave South, 10th Floor	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

tr 1/21/15

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Leslie Agisim,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Trevor, Cole, Reid & Monroe, Inc.** as of **December 31, 2013,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.
New York, New York

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2013, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Other Matter- Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The supplementary information contained on pages 8-9 is presented for the purposed of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the statement of financial condition as a whole.

Liggett Vogt & Webb, P.A.

Liggett, Vogt & Webb P.A.

New York, New York
February 27, 2014

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS		
Cash	$	15,317
Due from affiliates		1,819
TOTAL ASSETS	$	17,136
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued Expenses	$	100
TOTAL LIABILITIES		100
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, 200 shares authorized, issued and outstanding, no par value		9,800
Additional paid-in capital		48,245
Accumulated deficit		(41,009)
TOTAL STOCKHOLDERS' EQUITY		17,036
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	17,136

(the accompanying notes are an integral part of these financial statements)

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

REVENUES	
Commission Income	$ 5,173
TOTAL REVENUES	5,173
OPERATING EXPENSES	
Regulatory Fees	4,681
Professional Fees	2,975
Office expenses	732
TOTAL OPERATING EXPENSES	8,388
LOSS BEFORE INCOME TAXES	(3,215)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (3,215)

(the accompanying notes are an integral part of these financial statements)

TREVOR, COLE, REID & MONROE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2013

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
BALANCE - December 31, 2012	$ 9,800	$ 48,245	$ (37,794)	$ 20,251
Net loss	--	--	(3,215)	(3,215)
BALANCE - December 31, 2013	$ 9,800	$ 48,245	$ (41,009)	$ 17,036

(the accompanying notes are an integral part of these financial statements)

TREVOR, COLE, REID, MONROE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(3,215)
Adjustments to reconcile net (loss) to net cash provided by operating activities		-
Changes in operating assets and liabilities		
Due from affiliates		-
NET CASH PROVIDED BY OPERATING ACTIVITIES		(3,215)
CASH FLOWS USED IN INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET DECREASE IN CASH		(3,215)
CASH- Beginning of year		18,532
CASH- End of year	$	15,317
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year:		
Interest	$	-
Income taxes	$	-

(the accompanying notes are an integral part of these financial statements)

NOTE 1 – ORGANIZATION

Trevor, Cole, Reid & Monroe, Inc. (the "Company") was organized as a New York corporation on January 5, 1982 and is registered as a broker-dealer with the Security and Exchange Commission (SEC) and the State of New York. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Security transactions and related revenues are recorded in the financial statements on a settlement date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Concentrations of Credit Risk
As a securities broker-dealer, the Company is engaged in various brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of transaction. To mitigate the risk of loss, the Company maintains its account with credit worthy customers and counterparties.

Income Taxes
The Company utilizes ASC 740 "Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying consolidated financial statements.

NOTE 4 – DUE FROM AFFILIATED COMPANIES

As of December 31, 2013, there was $1,819 due from an affiliated company where the shareholder of the Company has partial ownership.

NOTE 5 – FAIR VALUE MEASUREMENTS

FASB requires that the Company disclosed estimated fair values of financial instruments. The carrying amounts reported in the statement of financial position for current liabilities qualifying as financial instruments approximate fair values because of their short maturities.

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair values for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment

utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have price observability and generally measured at fair value using valuation methods that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820 and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

At December 31, 2013 the Company had no assets or liabilities valued under the provisions of ASC 820.

NOTE 6 – INCOME TAXES

The Company utilizes ASC 740 "Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Net operating losses for tax purposes of approximately $54,624 at December 31, 2013 are available for carryover. We have provided 100% valuation allowance for the deferred tax benefit resulting from the net operating loss carryover due to our limited operating history. In addressing the realizability of deferred tax assets management considers whether it is more likely than not that some portion or all of the deferred ta asset will not be realized. The ultimate realization of deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary difference are deductible.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of December 31, 2013, the Company's net capital exceeded the requirement by approximately $10,217.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855 "Subsequent Events", the company has evaluated subsequent events through the date of the report (February 27, 2014).

TREVOR, COLE, REID, MPONROE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

NET CAPITAL		
Total stockholders' equity	$	17,036
Deductions and/or charges:		
Non-allowable assets:		
Due from related parties		1,819
		1,819
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES		15,217
Haircuts of securities		15,217
Trading and investment securities:		
Other securities		
Blockage charges		
		-
NET CAPITAL	$	15,217
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
Excess net capital		10,217
Excess net capital at 1000%		9,217
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accrued liabilities	$	100
TOTAL AGGREGATE INDEBTEDNESS	$	100
Ratio: aggregate indebtedness to net capital		0.005:1

TREVOR, COLE, REID, MPONROE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

RECONCILATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of December 31, 2013)

No material differences exist between the above computation and the computation on the unaudited focus pursuant to Rule 17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended December 31, 2013, the Company was in compliance with the conditions of exemption.

INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to the possession or control requirements is not applicable to the Company, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

Independent Auditors' Supplementary Report on Internal Control
Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming
Exemption From SEC Rule 15c3-3

Board of Directors
Trevor, Cole, Reid & Monroe, Inc.

In planning and performing our audit of the financial statements of Trevor, Cole, Reid & Monroe, Inc.(the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and

corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Liggett Vogt & Webb, P.A.

Liggett, Vogt & Webb, P.A.

New York, New York
February 27, 2014